April 8, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549
Attn. Mr. Jay Webb, Accounting Reviewer

RE:	Mettler-Toledo International Inc. Form 10-K for the Fiscal Year ended December 31, 2009 Filed February 9, 2010 File No. 001-13595
Dear Mr. Webb:
This letter is in response to each of the comments in the Staff’s letter dated March 17, 2010. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.
Form 10-K for the Fiscal Year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations — Consolidated, page 26
1.
We note that you discuss changes in your net sales on a consolidated and geographic destination basis. We also note the changes in local currency net sales that you disclose do not correspond to the changes presented in U.S. dollars on your income statements or in your segment reporting footnote. If you plan to continue to provide such non-GAAP measures in your filings, please tell us why you believe these disclosures comply with Item 10(e) of Regulations S-K, including the reconciliation requirements therein. In future filings, please revise Management’s Discussion and Analysis to present the historical financial amounts and the amounts in the constant currency and to describe the process for calculating the constant currency amounts and the basis of presentation. Please refer to Question 104.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website: http//sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:
We acknowledge the Staff’s comments and will add disclosure in future filings in relation to the use of local currency measures including the following paragraph to provide further clarification on the reason for their use and how the measures are calculated. In the future, where local currency information is used, we will also provide the U.S. dollar equivalent information.
“Local currency changes exclude the effect of currency exchange rate fluctuations that result from translating activity outside of the United States into U.S. dollars. Local currency amounts are determined by translating current and previous year consolidated financial information at an index utilizing historical currency exchange rates. Because changes in foreign currency exchange rates have a non-operating impact on our financial results, we believe local currency information provides a helpful assessment of business performance and a useful measure of results between periods. We do not, nor do we suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We present non-GAAP financial measures in reporting our financial results to provide investors with an additional analytical tool to evaluate our operating results.”
We believe with this added disclosure we will satisfy the guidance mentioned in the Staff’s comments and are consistent with the Staff’s answer to Question 104.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
Index to Consolidated Financial Statements, page F-1
Consolidated Statements of Operations, page F-3
2.
We see on page F-32 that you recorded $31.4 million of restructuring charges during the fiscal year ended December 31, 2009 and presented them under the income statement caption “Other charges (income), net”. We note that restructuring charges represent more than 10 percent of earnings before taxes and net earnings during the year ended December 31, 2009. Accordingly, please revise future filings to separately disclose material restructuring charges on the face of your income statement. Refer to Rule 5-03 of Regulation S-K and SAB Topic 5(P).

Response:
We confirm that we will revise future filings to present material restructuring charges on the face of our consolidated statements of operations.

Note 13. Benefit Plans, page F-23
3.	Please respond to and reconcile the following regarding your defined benefit retirement plan disclosure:
3a.
We see that during the year ended December 31, 2008, you recorded an actuarial gain of approximately $86 million in your non-U.S. pension plans. Please describe for us in detail any changes in actuarial assumptions that materially impacted the actuarial gain recorded.

Response:
Our non-U.S. pension benefits represent defined benefit plans in nine countries outside of the United States, the largest of which is maintained by our operations in Switzerland. As disclosed in Note 13 to our consolidated financial statements, our projected benefit obligation (PBO) associated with these non-U.S. plans was approximately $600 million as of December 31, 2009 ($410 million of which related to our Swiss pension plan).
During the year ending December 31, 2008, we recorded an actuarial gain of $86.1 million which was attributable to actuarial gains in our Swiss pension plan of $70.5 million and net gains in our other non-U.S. pension plans of $15.6 million.
Our Swiss pension plan is accounted for as a cash balance pension plan in accordance with ASC 715-30, Defined Benefit Plans — Pension (previously EITF 03-4, “Determining the Classification and Benefit Attribution Method for a Cash Balance Pension Plan”). In addition to actuarial assumptions that are common in the United States such as discount rate and compensation increase rate, our Swiss PBO is also based on additional assumptions in accordance with Swiss labor law and our plan design. The Swiss pension plan is administered by a pension committee comprising six employees of which three are elected by the Swiss employees. Actuarial assumptions are reviewed with our independent third party actuary. The actuarial gain related to our Swiss plan during the year ending December 31, 2008 included the following changes in actuarial assumptions:
•
Discretionary Pension Benefit Assumptions — We provide discretionary benefits above the minimum amounts required by Swiss labor law. Such discretionary benefits include pension pay-outs above statutory requirements as well as interest to be paid on participant principal balances above the statutory requirement. These discretionary benefits are determined by our Swiss pension committee. During 2008, the Swiss pension committee modified the assumptions regarding the level of estimated discretionary benefits due to the significant decline in the global economy and the decrease in value of Swiss pension assets. These modifications resulted in actuarial gains of approximately $56.3 million.

•
Experience-Based Assumptions — Our Swiss pension obligation also includes certain actuarial assumptions that are updated annually based upon our analysis of actual historical experience. These assumptions include: (i) the rate at which employees are expected to terminate their employment with the Company prior to obtaining eligibility to receive pension benefits, and (ii) the form in which pension participants may elect to receive their pension obligation (e.g. in the form of a fixed one-time settlement (pay-out) or in a monthly annuity). Changes in these assumptions during 2008 resulted in an actuarial gain of approximately $7.3 million.

•	Other Assumptions — Other immaterial changes in Swiss actuarial assumptions resulted in a net actuarial gain of $6.9 million.
Net actuarial gains in the remaining eight other countries outside of the United States with defined benefit plans amounted to $15.6 million which was primarily the result of an increase in discount rates. Consistent with previous years, the discount rate associated with these plans was based primarily upon the Euro-zone iBoxx AA corporate bond rate or high quality bond rates within the country of the applicable plan.
3b.
Describe and reconcile the differences between the gross service cost recorded for your non-U.S. pension benefits disclosed in the summary of changes in the benefit obligation on page F-23 and the net periodic pension cost on page F-25 for the fiscal years ended December 31, 2009 and 2008.

Response:
A comparison of the service cost impacting our consolidated statement of operations and the service cost impacting our benefit obligation as of and for the year ending December 31, 2009 and 2008 is shown below:

	2009	2008
Change in benefit obligation:
Service cost, gross	$25,339	$28,749

Net periodic pension cost:
Service cost, net	$16,552	$17,461

	$8,787	$11,288

Effective December 31, 2008, we adopted the measurement date provisions of ASC 715-30-35 Defined Benefit Plans — Pension — Subsequent Measurement (formerly SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(R)”), which required the measurement of plan assets and liabilities as of December 31. Prior to adoption, we used a measurement date of September 30 for certain plans. We chose to use the measurements determined as of September 30, 2007 and estimate the net periodic benefit cost for the 15-month period ending December 31, 2008. As a result, the service cost portion of the change in PBO from December 31, 2007 to December 31, 2008 includes a 15-month period. In contrast, service cost as a component of net periodic pension cost for the year ending December 31, 2008 covers only a 12-month period. This accounts for approximately $3.6 million of the $11.3 million difference in 2008 shown above.

The remaining differences of $7.7 million for the year ending December 31, 2008 and $8.8 million for the year ending December 31, 2009 relate primarily to our Swiss pension plan. Employees are required to contribute a percentage of their salary annually to this plan which is treated as a reduction of gross service cost. As such, the gross service cost is offset by these participant contributions, reducing our net periodic pension cost in the consolidated statements of operations, with an offsetting increase to plan assets. These contribution amounts are set forth in the Change in Plan Assets disclosure in Note 13.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact me at (847) 809-0326 or Shawn Vadala at (614) 438-4720.
Sincerely,
/s/ William P. Donnelly
Chief Financial Officer

cc:
Jeffrey Jaramillo, United States Securities and Exchange Commission
Kevin Kuhar, United States Securities and Exchange Commission
Shawn Vadala, Mettler-Toledo International Inc.
James Bellerjeau, Mettler-Toledo International Inc.
Tim Peterson, Fried, Frank, Harris, Shriver & Jacobson (London) LLP
William Kelly, PricewaterhouseCoopers LLP